EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Station Casinos, Inc. filed with the SEC on April 19, 2006, for the registration of $300,000,000 of 6 5/8% Senior Subordinated Notes due 2018 and to the incorporation by reference therein of our reports dated March 13, 2006, with respect to the consolidated financial statements of Station Casinos, Inc., Station Casinos, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Station Casinos, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada
April 18, 2006